SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 1 )

Hawk Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
420089 10 4
(CUSIP Number)
Marc C. Krantz
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_____________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	420089 10 4	Page	2	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norman C. Harbert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		61,093(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,035,511(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,093(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,096,604(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 2,179 shares held by Mr. Harbert’s 401(k) plan.
(2) Includes 1,000,511 shares held by the Harbert Family Limited Partnership and 35,000 shares held by the Harbert Foundation.

CUSIP No.	420089 10 4	Page	3	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harbert Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		1,000,511

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,511

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,511

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	4	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harbert Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		35,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.44%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	5	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ronald E. Weinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		326,812(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,083,153(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		326,812(1)

WITH	10	SHARED DISPOSITIVE POWER

1,083,153(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,409,965(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes a currently exercisable option to purchase 135,967 shares.
(2) Includes 1,083,153 shares owned by the Weinberg Family Limited Partnership.

CUSIP No.	420089 10 4	Page	6	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Weinberg Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		1,083,153

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,083,153

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,083,153

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	7	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Byron S. Krantz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		49,064(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		243,876(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		49,064(1)

WITH	10	SHARED DISPOSITIVE POWER

243,876(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

292,940(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes a currently exercisable option to purchase 8,968 shares.
(2) Includes 243,876 shares owned by the Krantz Family Limited Partnership.

CUSIP No.	420089 10 4	Page	8	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Krantz Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		243,876

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		243,876

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,876

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	9	of	13	Pages
Introduction.
          Pursuant to Rule 13d-1(k), this Amendment No. 1 to Schedule 13D is filed by Norman C. Harbert, the Harbert Family Limited Partnership, the Harbert Foundation, Ronald E. Weinberg, the Weinberg Family Limited Partnership, Byron S. Krantz and the Krantz Family Limited Partnership (collectively, the “Reporting Persons”) relating to shares of Class A common stock, par value $0.01 per share (the “Common Stock”), of Hawk Corporation, a Delaware corporation (“Hawk”).
Item 2. Identity and Background.
     Item 2 is amended and supplemented as follows:
     (a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by Norman C. Harbert, Hawk’s chairman emeritus and founder, the Harbert Family Limited Partnership (the “HFLP”), an Ohio limited partnership of which Mr. Harbert is the managing general partner, the Harbert Foundation (the “Foundation”), an Ohio nonprofit corporation of which Mr. Harbert is chairman of the board of trustees and Mr. Krantz is a trustee, Ronald E. Weinberg, Hawk’s chairman of the board and chief executive officer, the Weinberg Family Limited Partnership (the “WFLP”), an Ohio limited partnership of which Mr. Weinberg is the managing general partner, Byron S. Krantz, secretary and a director of Hawk, and the Krantz Family Limited Partnership (the “KFLP”), an Ohio general partnership of which Mr. Krantz is the managing general partner.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and trustees of the Foundation is set forth on Schedule A hereto and is incorporated herein by reference. Also set forth on Schedule A is the name, address, citizenship and principal business of each corporation in which the occupations of the executive officers and trustees are conducted.
     (b) The business address of the Foundation is c/o 1375 East 9th Street, 20th Floor, Cleveland, Ohio 44114.
     (c) The principal business of the Foundation is to receive and administer funds for scientific, educational and charitable purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code.
     (d) Negative with respect to the Foundation and each executive officer and trustee of the Foundation identified on Schedule A.
     (e) Negative with respect to the Foundation and each executive officer and trustee of the Foundation identified on Schedule A.
     (f) The Foundation is organized under the laws of the State of Ohio.

CUSIP No.	420089 10 4	Page	10	of	13	Pages
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
The shares of Common Stock reported in Item 5(c) as having been acquired by Mr. Harbert pursuant to his exercise of an option were acquired for the aggregate purchase price of $400,898. As disclosed in Item 5(c) of this Schedule 13D, Mr. Harbert sold to Hawk the shares of Common Stock acquired by Mr. Harbert pursuant to the option exercise in a privately negotiated transaction, net of the exercise price.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, neither the Foundation nor any of the executive officers and trustees of the Foundation identified on Schedule A currently have plans or proposals that relate to or would result in any of the following:
     (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hawk;
     (2) the sale or transfer of a material amount of assets of Hawk;
     (3) a change in the present board of directors or management of Hawk;
     (4) a material change in the present capitalization or dividend policy of Hawk;
     (5) a material change in the business or corporate structure of Hawk;
     (6) a change to the certificate of incorporation, as amended, or by-laws, as amended, of Hawk, or an impediment to the acquisition of control of Hawk by any person;
     (7) the delisting from the NYSE Amex stock exchange of the Common Stock;
     (8) a class of equity securities of Hawk becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (9) any action similar to any of those enumerated in (1) through (8) above.
     The Foundation and each of the executive officers and trustees of the Foundation identified on Schedule A reserve the right to modify their plans and proposals described in this Item 4 and to acquire Common Stock or dispose of Common Stock from time to time depending on market conditions. Further, subject to applicable laws and regulations, the Foundation and each of the executive officers and trustees of the Foundation identified on Schedule A may formulate plans and proposals that may result in the occurrence of an event set forth in (1) through (9) above or in Item 4 of Schedule 13D.

CUSIP No.	420089 10 4	Page	11	of	13	Pages
Item 5. Interest in Securities of the Issuer.
     Items 5(a), (b) and (c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by Hawk, and taking into account the sale of the 25,000 shares of Common Stock by Mr. Harbert to Hawk, there are currently 7,949,937 shares of Common Stock outstanding. Mr. Harbert beneficially owns 1,096,604 shares of Common Stock, including 2,179 shares held in his 401(k) plan, 1,000,511 shares held by the HFLP and 35,000 shares held by the Foundation, or 13.8% of the outstanding Common Stock. The HFLP beneficially owns 1,000,511 shares of Common Stock, or 12.6% of the outstanding Common Stock. The Foundation beneficially owns 35,000 shares of Common Stock, or 0.44% of the outstanding Common Stock. Mr. Weinberg beneficially owns 1,409,965 shares of Common Stock, including 1,083,153 shares held by the WFLP and a currently exercisable option to purchase 135,967 shares of Common Stock, or 17.4% of the outstanding Common Stock, assuming exercise of the option held by Mr. Weinberg. The WFLP beneficially owns 1,083,153 shares of Common Stock, or 13.6% of the outstanding Common Stock. Mr. Krantz beneficially owns 292,940 shares of Common Stock, including 243,876 shares held by the KFLP and a currently exercisable option to purchase 8,968 shares of Common Stock, or 3.7% of the outstanding Common Stock, assuming exercise of the option held by Mr. Krantz. The KFLP beneficially owns 243,876 shares of Common Stock, or 3.1% of the outstanding Common Stock.
     (b) Mr. Harbert, as chairman of the board of trustees of the Foundation, has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, the shares of Common Stock owned by the Foundation. The Foundation has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the shares of Common Stock owned by it.
     (c) On March 16, 2010, Mr. Harbert exercised an option expiring on October 5, 2011 to purchase 107,192 shares of Common Stock at an exercise price of $3.74 per share. Pursuant to a stock purchase agreement dated March 16, 2010, Mr. Harbert sold an aggregate of 132,192 shares of Common Stock, including the shares acquired pursuant to the option exercise, to Hawk in a private transaction at a price of $20.08 per share, which represented a discount to the market price of the Common Stock at the time the price was negotiated between Mr. Harbert and an agent representing Hawk. Mr. Harbert sold the shares for estate planning purposes and in consideration of the ordinary income tax triggered by the exercise of the option. The transaction closed on March 19, 2010.
     None of the other Reporting Persons have effected any other transactions in the Common Stock in the past sixty days.

CUSIP No.	420089 10 4	Page	12	of	13	Pages
Item 7. Material to be Filed as Exhibits.
7.1	Stock Purchase Agreement dated as of March 16, 2010 between Hawk Corporation and Norman C. Harbert, filed as Exhibit 10.1 to Hawk’s current report on Form 8-K dated March 16, 2010 and incorporated herein by reference

7.2	Joint Filing Agreement

CUSIP No.	420089 10 4	Page	13	of	13	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 24, 2010

/s/ Norman C. Harbert
Norman C. Harbert, Individually

Harbert Family Limited Partnership
/s/ Norman C. Harbert
Norman C. Harbert, managing general partner

Harbert Foundation
/s/ Norman C. Harbert
Norman C. Harbert, chairman

/s/ Ronald E. Weinberg
Ronald E. Weinberg, Individually

Weinberg Family Limited Partnership
/s/ Ronald E. Weinberg
Ronald E. Weinberg, managing general partner

/s/ Byron S. Krantz
Byron S. Krantz, Individually

Krantz Family Limited Partnership
/s/ Byron S. Krantz
Byron S. Krantz, managing general partner

EXHIBIT INDEX

Exhibit Number	Description

7.1	Stock Purchase Agreement dated as of March 16, 2010 between Hawk Corporation and Norman C. Harbert, filed as Exhibit 10.1 to Hawk’s current report on Form 8-K dated March 16, 2010 and incorporated herein by reference

7.2	Joint Filing Agreement